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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 13G/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                             TranSwitch Corporation
                             ----------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
                         -----------------------------
                         (Title of Class of Securities)

                                     894065
                                     ------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 894065                     13G                 PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Abacus Ventures
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          less than 5%
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          less than 5%
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      less than 5%

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      less than 5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 894065                    13G                  PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Abacus Partners Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          less than 5%
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          less than 5%
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      less than 5%
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      less than 5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 894065                     13G                 PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dr. Charles Lee
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            less than 5%

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          less than 5%
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             less than 5%

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          less than 5%
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      less than 5%
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      less than 5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).  NAME OF ISSUER:  TranSwitch Corporation
            --------------

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:  8 Progress Drive,
            -----------------------------------------------
            Shelton, Connecticut  06484

ITEM 2(A).  NAMES OF PERSONS FILING:  Abacus Ventures ("Abacus"), Abacus
            -----------------------
            Partners Limited Partnership ("Abacus Partners"), the sole general partner of Abacus, and Dr. Charles Lee, the sole general partner of Abacus Partners. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:  The
            -----------------------------------------------------------
            address of the principal business office of the Reporting Persons is c/o Lee Enterprises, Suite 202, 1535 East Putnam Avenue, Old Greenwich, Connecticut 06870.

ITEM 2(C).  CITIZENSHIP:  Each of Abacus and Abacus Partners is a limited
            -----------
            partnership organized under the laws of the State of Delaware. Dr. Lee is a United States citizen.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:  Common Stock, $.001 par value
            ----------------------------
            ("Common Stock").

ITEM 2(E).  CUSIP NUMBER:  894065.
            ------------

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B),
            -------------------------------------------------------------------
            CHECK WHETHER THE PERSON FILING IS A:
            ------------------------------- -----

            (a)  [ ]  Broker or Dealer registered under Section 15 of the
                      Securities Exchange Act of 1934 (the "Act").

            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.

            (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act.

            (d)  [ ]  Investment Company registered under Section 8 of the
                      Investment Company Act of 1940.

            (e)  [ ]  Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940.

            (f)  [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

            (g)  [ ]  Parent Holding Company, in accordance with Rule 13d-
                      1(b)(ii)(G) of the Act.

            (h)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the
                      Act.

            Not applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).



                               Page 5 of 8 Pages

ITEM 4.   OWNERSHIP.
          ---------

          (a) Amount Beneficially Owned: Each of the Reporting Persons owns less than 5% of the outstanding Common Stock of TranSwitch Corporation as of December 31, 1996.

          (b)  Percent of Class:  Less than 5% for each Reporting Person.

          (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: Less than 5% for each Reporting Person.

               (ii) shared power to vote or to direct the vote: Less than 5% for each Reporting Person.

               (iii)  sole power to dispose or to direct the disposition of:
                      Less than 5% for each Reporting Person.

               (iv)   shared power to dispose or to direct the disposition of:
                      Less than 5% for each Reporting Person.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          --------------------------------------------

          Each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the Common Stock of TranSwitch Corporation.
                                                            [X]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
          ---------------------------------------------------------------

          Not applicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          ----------------------------------------------------------------------
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          --------------------------------------------------------

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          ---------------------------------------------------------

          Not applicable. The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-1(b)(ii)(H).

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          ------------------------------

          Not applicable.

ITEM 10.  CERTIFICATION.
          -------------

          Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).



                               Page 6 of 8 Pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1997


ABACUS VENTURES

By:  ABACUS PARTNERS LIMITED PARTNERSHIP

     By: /s/ Dr. Charles Lee
         -------------------------------
         Dr. Charles Lee
         General Partner


ABACUS PARTNERS LIMITED PARTNERSHIP

By: /s/ Dr. Charles Lee
    ------------------------------------
    Dr. Charles Lee
    General Partner


/s/ Dr. Charles Lee
----------------------------------------
Dr. Charles Lee


                               Page 7 of 8 Pages